Via Facsimile and U.S. Mail
Mail Stop 4720

March 31, 2010

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: Lincoln National Corporation
Preliminary Proxy Statement Filed March 12, 2010
File No. 1-06028

Dear Mr. Crawford:

We have completed our review of your preliminary proxy statement and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director